JPMORGAN TRUST I

JPMORGAN TRUST II

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

October 15, 2020

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust I (File Nos. 811-21295 and 333-103022); and

JPMorgan Trust II (File Nos. 2-95973 and 811-4236)

(each, a “Trust” and collectively, the “Trusts”)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on October 1, 2020 in connection with: (i) Post-Effective Amendment No. 624 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 625 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of JPMorgan Trust I; and (ii) Post-Effective Amendment No. 314 under the Securities Act (Amendment No. 315 under the Investment Company Act) to the Registration Statement on Form N-1A of JPMorgan Trust II, which were filed pursuant to Rule 485(a) under the Securities Act on August 20, 2020. The Post-Effective Amendments were filed to incorporate changes to: (i) the name, investment objective and 80% investment policy of the JPMorgan Growth and Income Fund (which is changing its name to JPMorgan U.S. Value Fund), a series of JPMorgan Trust I (the “U.S. Value Fund”); and (ii) the name, investment strategies and 80% investment policy of JPMorgan Intrepid Mid Cap Fund (which is changing its name to JPMorgan SMID Cap Equity Fund), a series of JPMorgan Trust II (the “SMID Cap Equity Fund”). For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the applicable Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act. Capitalized terms used but not defined in this letter have the meaning given to them in each Trust’s Registration Statement.

Prospectus

Comment 1: Please update the series and class information on EDGAR with each Fund’s new name.

Response: The information will be updated as of the effective date of the change to each Fund’s name.

Comment 2: The fee table for the U.S. Value Fund includes a line item for Dividend and Interest Expense on Short Sales. If the Fund will engage in short sales as a principal investment strategy, please add appropriate disclosure.

Response: The line item has been removed from the fee table.

Comment 3: For the U.S. Value Fund, revise, using greater detail, the description of the investment process on page 2 to address the adviser’s investment and portfolio construction process. It is unclear, for example, what sorts of data and analysis the adviser performs to determine a company is trading at an attractive valuation.

Response: The disclosure has been revised in response to this comment.

Comment 4: Please advise the Staff supplementally how derivatives will be valued for purposes of each Fund’s 80% test.

Response: Derivatives are not included in the numerator for purposes of determining each Fund’s compliance with its 80% policy.

Comment 5: The performance table for the U.S. Value Fund previously showed performance information for the Lipper Large-Cap Core Funds Index and Lipper Large-Cap Value Funds Index. Please revise the performance table or supplementally advise the Staff as to why these indices should not be shown in the table. In addition, the paragraph preceding the performance table does not indicate that the Fund’s investment strategies have changed and that the Fund’s past performance would have been different if the Fund were managed using the current strategies. Please revise this paragraph or advise.

Response: We respectfully acknowledge your comment. The Trust notes that the U.S. Value Fund has not changed its investment strategies. As a result, the Trust respectfully declines to add disclosure that the Fund’s past performance would have been different if the Fund were managed using the current strategies.

Historically, the Trust has disclosed the performance of the U.S. Value Fund’s Lipper-Category index in addition to the U.S. Value Fund’s broad-based securities market index to allow investors to compare the Fund’s performance against its peers (i.e., funds in the same Lipper Category as the U.S. Value Fund). However, investors generally do not require this information and the Lipper-Category index is not currently used by the U.S. Value Fund’s portfolio managers for performance or risk comparison. Therefore, while the Fund continues to show performance information for its broad-based securities market index, it has determined to no longer show the performance of the Lipper-Category index.

Form N-1A requires a fund to compare its performance to an “appropriate broad-based securities market index” in the Average Total Returns table. Form N-1A permits, but does not require, a fund to compare its performance to additional indices, so long as the comparison is not misleading. In addition, Instruction 2(c) to Item 4 of Form N-1A indicates that a fund is not required to continue to provide information about an index unless it is selecting a different index to replace the previous index: “If the [f]und selects an index that is different from the index used in a table for the immediately preceding period, explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index.” (Emphasis added.) Accordingly, the Trust has not included the former index.

Comment 6: The fee table for the SMID Cap Equity Fund includes a line item for Acquired Fund Fees and Expenses. Please confirm this is appropriate.

Response: The line item has been removed from the table.

Comment 7: If “Real Estate Securities Risk” is a principal risk of investing in the SMID Cap Equity Fund, add corresponding disclosure in the discussion of the Fund’s principal investment strategies.

Response: The principal investment strategy disclosure has been revised in response to the comment.

Comment 8: In the performance table for the SMID Cap Equity Fund, include information about the Fund’s prior benchmark, as required by instruction 2(c) to Item 4(b)(2) of Form N-1A. In addition, we note that the performance of the Lipper index used in previous years is not presented in the table. Please advise or revise.

Response: The performance of the SMID Cap Equity Fund’s prior benchmark, the Russell Midcap Index, will be added to the performance table. In response to your comment about the Lipper-Category index, for the reasons stated in our response to Comment 5, we do not believe that the performance information for the Lipper-Category index is necessary.

Comment 9: In connection with the investment risk table in the “More About the Funds” section, please consider whether value strategy risk should be added to the table, and clarify whether foreign securities risk should be a main risk or an additional risk for the U.S. Value Fund.

Response: The investment table has been revised to reflect that value strategy risk and foreign securities risk are main risks of investing in the U.S. Value Fund.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 623-4557.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer
Assistant Secretary

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